

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-mail
Ronald Tealer
Managing Member, Chief Executive Officer, Secretary, Director
Oriel Capital Partners, LLC
6300 Powers Ferry Road, Suite 600-264
Atlanta, GA 30339-2919

     Re: **Oriel Capital Partners, LLC**
             Amendment No. 1 to Offering Statement on Form 1-A
             Filed December 19, 2011
             File No. 024-10307

Dear Mr. Tealer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I – Notification

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3 of 4

1.   We note your response to comment 2 of our comment letter dated November 10, 2011. Please revise your disclosure under this section to provide the information required by Item 5(c) of Form 1-A.

Part II – Offering Statement

Cover Page

2.   We note your response to comment 4 of our comment letter dated November 10,
        2011. Please revise the risk factor disclosure to include other material risk factors
        such as the possibility that investors could lose their entire investment if you do not
        generate sufficient revenue or raise enough funds to purchase properties.

Item 3. Risk Factors, page 4 of 17

3.   Please include a risk factor that the company does not own any properties and may
        not raise enough funds in the offering to purchase properties; thus investors could
        lose their investment.

Diversification Limited to Proceeds from Offering, page 5 of 17

4.   We note your disclosure that "most of your available funds may be invested in . . .
        mortgage loans or business loans." Please revise the offering document to discuss in
        detail your plans to invest in mortgage loans and business loans. We may have
        further comment.

Conflicts of Interest, page 6 of 17

5.   The narrative of this risk factor discusses several risks. Please revise to discuss each
        risk in a separate risk factor.

6.   We note your disclosure on page 10 of 17 where you state that the list of risk factors
        do not purport to be a complete explanation of the risks. You must disclose all
        material risk factors. As such, please revise your disclosure to state that all material
        risk factors have been disclosed.

Item 5. Use of Proceeds

7.   We note your line item "First Year operating expenses." Please describe these
        expenses in greater detail including whether these expenses include salaries.

Capitalization, page 11 of 17

8.   We note your response to prior comment 12 and reissue our comment. Please revise
        the first column in your capitalization table to reflect the same date as your balance
        sheet.

Item 6. Description of Business, page 11 of 17

9.   We note your disclosure on page 11 that "[y]our officers have significant experience
        identifying and acquiring distressed properties for acquisition, renovation and long-
        term hold. The Company intends to tap the Officers' in-depth experience in order to

find such properties." The officers' business experience on page 15 does not reflect such significant experience in real estate. Please revise or advise. Also include a risk factor that discusses your officers lack of real estate experience or advise us why such disclosure is not applicable.

Strategy, page 11 of 17

10.   Throughout this section, please discuss whether the company or third parties will provide the proposed services. If such services will be provided by third parties, please describe these third parties.

11.   Please clarify what you mean by "achieve economies of scale that will maximize Net Operating Income."

Item 8. Directors, Executive Officers, and Significant Employees, page 15 of 17

12.   We note your response to comment 19 of our comment letter dated November 10, 2011. Please revise your disclosure to provide the principal occupation for each of Messrs. Gautam and Tealer during the period they were employed at the different organizations.

Item. 9. Remuneration of Directors and Officers, page 16 of 17

13.   Please discuss whether the officers and directors may receive any remuneration for their services with the company.

Item 12. Securities Being Offered Principal Amount and Term, page 16 of 17

14.   We note your response to comment 23 of our comment letter dated November 10, 2011. Please revise your disclosure to include in the affirmative the information required by Items 12(b)(3) and Item 12(b)(4) of Model B of Form 1-A.

15.   We note your response to comment 24 of our comment letter dated November 10, 2011 and your revised disclosure where you state that "10% of all proceeds raised in conjunction with this Offering will be kept in a separate non-interest bearing account for the purpose of paying interest on the Notes . . . ." Please add risk factor disclosure to address the related risks, including the effect it would have on cash available for investing purposes. In addition, here or elsewhere in the offering document, please confirm whether the company intends the source of interest payments to be from funds from operations and not from offering proceeds.

16.   Please discuss how the failure of the company to make interest payments will affect the default provision in paragraph 5 of the Promissory Note (Exhibit 2.1) since it is unclear from the terms of the Promissory Note whether a failure to pay interest would constitute a default under the terms of the Promissory Note. Please discuss what remedies the note holders will have if interest payments are not made by the company.

Sinking Fund, page 17 of 17

17.   Please clarify whether this sinking fund or a separate sinking fund will be created to repurchase a portion of the existing securities periodically. If there will not be a sinking fund for such purposes, please include a related risk factor. Also confirm whether payments on the notes at maturity will be paid from funds from operations and not from offering proceeds. In addition, please discuss, where appropriate, whether the company will need to sell its properties in order to pay on the notes at maturity, and if so, how this will affect the other note holders.

Payment or Rollover at Maturity, page 18 of 17

18.   We note your disclosure on page 18 that "[w]hen a Note matures, unless the holder or the Note otherwise elects, the Company may extend the term of the maturing Note for the same term as the maturing Note . . . ." Please discuss whether a person may elect not to have the note rollover at the time of purchasing the note. Please include any related risk factors and discuss this term on the cover page of the offering circular.

19.   Please discuss the process on how the holder must present the Note for repayment within 30 days after its maturity date.

Financial Statements

Accountants Compilation Report

20.   We note your response to prior comment 27 and reissue a portion of our comment. Please remove the Accountants Compilation Report from your filing.

Statement of Income

21.   We note your response to prior comment 28 and reissue our comment. In future filings, please improve the preciseness of your dating by including the actual date of inception.

22.   We note your response to prior comment 29 and reissue our comment. Please revise
        your filing to include a distinct Statement of Member's Equity. In your response, you
        may accomplish this by creating a separation line between the Statement of Income
        and the Statement of Member's Equity or you may provide the Statement of
        Member's Equity on a separate page.

Exhibit 5.1 Marketing Materials

23.   We note your response to comment 30 of our comment letter dated November 10,
        2011. Please revise your disclosure to include the risk that if you cannot generate
        sufficient revenue and cease operations, the investor may lose their entire investment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
qualification date of the pending offering statement please provide a written statement from
the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing qualified, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing qualified, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

        Please refer to Rules 460 and 461 and Regulation A regarding requests for
acceleration. We will consider a written request for acceleration of the qualification date of
the offering statement as confirmation of the fact that those requesting acceleration are aware
of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the
above offering statement. Please allow adequate time for us to review any amendment prior
to the requested qualification date of the offering statement.

You may contact Howard Efron, Staff Accountant, (202) 551-3439, Jennifer Monick, Accounting Reviewer, at (202) 551-3295, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief